Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com

Brambles

16 March 2004

04024057

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

dlw 4/5

FILE NO: 82-5205

BRAMBLES INDUSTRIES PLC
Company number: 4134697

Jac Nasser appointed as Non-executive Director

Graham Kraehe retires

Brambles today announced that Mr Jacques (Jac) Nasser will join the Board as a Non-executive Director, with immediate effect.

Mr Nasser is a Senior Partner of One Equity Partners, the private equity business of Bank One Corporation. He is the Chairman of Polaroid Corporation and serves on the Board of Directors of British Sky Broadcasting Group, Quintiles Transnational Corporation, and on the International Advisory Board of Allianz AG.

Mr Nasser was a member of the Board of Directors of the Ford Motor Company and served as President and Chief Executive Officer from 1998~2001.

His 33-year career with Ford took him through a number of senior management positions in Europe, Australia, Asia, South America and the USA.

Brambles' CHEP and Recall businesses operate in each of these continents, and Cleanaway and Brambles Industrial Services have activities in Europe, America and Australia.

Mr Nasser's experience at one of the largest companies in the world, working in a challenging environment, and leading significant corporate change in a diverse business will be of direct relevance to Brambles and will bring a valuable contribution to the Brambles Board.

In recognition of his work for Australian industry, as an adviser to government, and for education in the areas of technology, Mr Nasser was awarded an Order of Australia in 2002.

Commenting on the appointment, Mr Don Argus, Chairman of Brambles, said: "Jac Nasser is a highly talented individual who has had an outstanding business career. He brings broad international experience to Brambles and will be a valuable contributor. Our company, which operates in a large number of international markets, is focused on delivering enhanced shareholder value in the years ahead."

Brambles also announced that Mr Graham Kraehe had today retired as a Non-executive Director, due to his increased commitments as Chairman of National Australia Bank Limited. Mr Kraehe joined the Board of Brambles Industries Limited in December 2000 and was a member of the Board's Remuneration Committee.

Mr Kraehe said: "I have greatly enjoyed working with the Brambles Board and senior management, and had been looking forward to being part of Brambles as it emerges from its turnaround. I was also looking forward to working alongside Jac Nasser."

FILE NO: 82-5205

Commenting on Mr Kraehe's retirement, Mr Argus said: "Graham Kraehe has been an outstanding contributor to the Brambles Board. The Board, however, understands the demands of his other commitments and wishes him every success."

For further information, contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0) 2 9256 5216 Mobile +61 (0) 414 239 188
Media	Jeannette McLoughlin, Group General Manager, Corporate Communications	+61 (0) 2 9256 5255 Mobile +61 (0) 401 990 425

Brambles is globally headquartered in Australia